April 7, 2010


*Sent by U.S. Mail and Facsimile (202)362-2902*
Mail-Stop 4561

Mr. Richard A. Foss
President and Chief Executive Officer
Jacksonville Bancorp, Inc.
1211 West Morton Avenue
Jacksonville, Illinois 62650


Re:     Jacksonville Bancorp, Inc.
        Form S-1
        Filed March 12, 2010
        File No. 333-165466

Dear Mr. Foss:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
Prospectus cover page

1.  Revise the fourth bullet to clarify if the current stockholders can purchase in the subscription offer or the community offering.

2.  Revise the second paragraph to add the last sentence of the first paragraph on page 8, i.e., "we also reserve …" to the end of the second paragraph. In addition, revise the first paragraph on page 8 to disclose the upper limit, if any, on purchases for the Plan.

Summary
Jacksonville Bancorp-Maryland, page 2

3. Revise to add discussion as to why Maryland was the state selected to incorporate given the company's operations are in Illinois. In this regard, disclose the factors in Maryland law that makes it more attractive than Illinois or Delaware law.

Benefits to Management…, page 8

4. Revise to add disclosure as to how the shares in the plans will be voted on corporate matters.

Stock-Based Benefit Plan, page 8

5. Revise to disclose management's current intention is to have stockholders vote on the plans. In addition, add a risk factor and disclose the features that may be different if the company waits more than 12 months to adopt the plans, the impact on dilution and the impact on compensation expenses.

Risk Factors, page 18

6. Revise to separate the first risk factor into 2 risks. First, address the risk of an unseasoned portfolio and provide details as to average age and delinquency by age. Second, provide a risk factor for non-performing and delinquencies and disclose the 30 day delinquencies at year-end and compare to the previous year-end.

Selected Consolidated Financial and Other Data of Jacksonville Bancorp and Subsidiary, page 30

7. Please revise to exclude the balance of loans held for sale from your credit quality measures, both here and elsewhere in your disclosures, if applicable.

Capitalization, page 38

8. Please revise to remove the presentation of deposits and borrowed funds from the table. Capitalization is not represented by amounts that must be paid back using the company's assets.

Pro Forma Data, page 40

9. Please tell us how you determined that your assumed investment in 15-year conventional mortgage backed securities met the factually supportable criteria of Article 11 of Regulation S-X given that these securities may incur credit losses. Additionally, please tell us how you determined it was appropriate to use a

blended rate for your pro forma disclosures but assume investment of the proceeds into 20% risk weighted assets for the purposes of your capitalization disclosures on page 37. To the extent you can support that this assumption is appropriate, please disclose the assumed yields for each investment separately and disclose the source of the assumption.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-Interest Expense, page 51

10. Please revise your disclosure to separately quantify the amount of increased insurance premiums associated with your participation in the Temporary Liquidity Guarantee Program disclosed on page 93.

MD&A
Lending Activities, page 61

11. Revise the first paragraph to disclose the aggregate amount of non-secured loans in the portfolio at 12/31/08 and 12/31/09.

One to Four Family Loans, page 63

12. Please revise to clarify if your variable rate loans are underwritten at the fully indexed rate and whether or not you offer "teaser" rates in the initial period. Clarify, as appropriate, how you assess risks associated with variable rate loans that are not underwritten at the fully indexed rate or that offer "teaser" rates.

Commercial and Agricultural Real Estate and Multi-Family Real Estate Loans, page 64

13. Please revise to disclose whether you have granted any types of loan modifications, extensions or other changes to loan terms that you do not consider to be troubled debt restructurings. Please disclose whether it is your policy to do so, and if so, describe the types of modifications you offer.

Analysis of the Allowance for Loan Losses, page 77

14. Please revise to provide an expanded discussion of why the allowance for loan losses as a percentage of non-performing loans decreased in 2009 from 2008. Discuss why non-performing and delinquent loans have increased and why you do not, as it appears, expect these loans to charge-off at the same rates as in 2008. Also, expand the discussion of the increase in non-performing assets, particularly non-accrual and delinquent loans, on page 70, the unique borrower circumstances and the economy in general such that you do not, as it appears, expect charge-offs to reach the same levels as in 2009. For instance, we note that charge-offs in 2009 approximated 188% of non-performing loans at December 31, 2008 and approximately 116% of the allowance for loan losses at that date.

<u>Transactions with Certain Related Persons, page 113</u>

15. Please amend to include the correct representation, "comparable transactions with persons not related to the bank," not "other employees," or include the required information about the loans.

<u>Consolidated Financial Statements</u>
<u>Note 17: Disclosures about Fair Value of Assets and Liabilities, page F-38</u>

16. Please revise your tabular disclosures beginning on page F-40 to include a description of the valuation methodologies and fair value measurements related to your foreclosed assets held for sale.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Rebekah Moore at (202) 551-3303 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact either Michael R. Clampitt at (202) 551-3434 or me at (202) 551-3698 with any other questions.

Sincerely,


Mark Webb
Branch Chief
Financial Services Group


CC:     Alan Schick, Esq.
        Luse Gorman Pomerenk & Schick P.C.
        5335 Wisconsin Avenue, N.W., Suite 780
        Washington, DC 20015
        Phone (202) 274-2008